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                           December 21, 2023

       Laura Felice
       Executive Vice President and Chief Financial Officer
       BJ's Wholesale Club Holdings, Inc.
       350 Campus Drive
       Marlborough, MA 01752

                                                        Re: BJ's Wholesale Club
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended January 28, 2023
                                                            File No. 001-38559

       Dear Laura Felice:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended January 28, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Use of Non-GAAP Financial Measures
       Adjusted EBITDA, page 38

   1. Please tell us how the adjustment for pre-opening expenses to arrive at Adjusted EBITDA is in compliance with
Question 100.01 of the Compliance and Disclosure Interpretations
                                                        on Non-GAAP Financial
Measures. In addition, tell us how you determined that removing the effects of non-cash
rent expense in arriving at Adjusted EBITDA does not substitute individually-tailored
recognition and measurement methods for GAAP. Refer to Question
                                                        100.04.
 Laura Felice
FirstName  LastNameLaura  Felice
BJ's Wholesale Club Holdings, Inc.
Comapany21,
December   NameBJ's
              2023 Wholesale Club Holdings, Inc.
December
Page 2    21, 2023 Page 2
FirstName LastName
Liquidity and Capital Resources
Net Operating Cash Flows, page 41

2. Please provide an analysis of why the reported amount of operating cash flows materially changed from period to period for annual and interim periods. Refer to
Item 303 of
         Regulation S-K. Note references to results and changes in timing of working capital items may not provide a sufficient basis to understand how the amount of operating cash actually was affected between periods. Your analysis should discuss all material factors that affected the reported amount of operating cash and reasons for material changes between periods underlying these factors. Refer to the introductory paragraph of section
         IV.B and B.1 of Release No. 33-8350 for further guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Stephen Kim at 202-551-3291 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services